Exhibit 99.1

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC COMPLIANCE PLAN ACCEPTED BY THE NYSE MKT

Guadalajara, Jalisco, August 29, 2016, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that on August 26, 2016 it received a letter from NYSE MKT LLC (the “NYSE MKT” or the “Exchange”) stating that the Exchange has accepted the Company’s plan of compliance for continued listing relating to the Company’s failure to timely file with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”).

As previously disclosed by the Company in the press release attached as Exhibit 99.1 to a Form 6-K furnished on May 27, 2016 to the SEC, the Company received a letter from the Exchange on May 19, 2016 stating that: (i) the Company was not in compliance with Sections 134 and 1101 of the NYSE MKT Company Guide due to the Company’s failure to timely file its Form 20-F with the SEC; and (ii) the Company’s failure to timely file its Form 20-F was a material violation of its listing agreement with the Exchange and, therefore, pursuant to Section 1003(d) of the NYSE MKT Company Guide, the Exchange was authorized to suspend and, unless prompt corrective action was taken, remove the Company’s securities from the Exchange.

The Company was afforded the opportunity to submit a plan of compliance (the “Plan”) to the Exchange and, on June 20, 2016, the Company presented its Plan to the Exchange. On August 26, 2016, the Exchange notified the Company that it accepted the Company’s Plan and granted the Company an extension until November 21, 2016 (the “Plan Period”) to regain compliance with the continued listing standards of the NYSE MKT Company Guide. The Company will be subject to periodic review by the Exchange during the Plan Period. Failure to make progress consistent with the Plan or to regain compliance with the continued listing standards of the NYSE MKT Company Guide by the end of the Plan Period could result in the Company being delisted from the Exchange. The Company is working diligently to regain compliance with the NYSE MKT Company Guide by November 21, 2016.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Simec and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Grupo Simec is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.